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Exhibit 99.1

News release

NORANDA TO WEBCAST SECOND QUARTER 2004 FINANCIAL RESULTS
CONFERENCE CALL

TORONTO, ONTARIO, July 6, 2004 — Noranda Inc. announced today that it will host a live, internet webcast presentation for shareholders and investors on Thursday July 29, 2004 at 8:30 a.m. EDT, to review its second quarter 2004 financial and operating results. The results for the Company will be released via CCNMatthews on Thursday July 29, 2004 ahead of the market opening.

During the meeting, senior management from the Company will review second quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible via www.noranda.com under the "For Investors" section.

If you are unable to participate during the live webcast, the call will be archived on Noranda's website at www.noranda.com.

Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD).

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

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NORANDA TO WEBCAST SECOND QUARTER 2004 FINANCIAL RESULTS CONFERENCE CALL